UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Announcement of Intention to Commence Exchange Offer and Consent Solicitation

On November 4, 2022, Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (the “Company”), announced the intention to commence (i) an offer to each holder of its outstanding public warrants, consisting of warrants sold as part of the units in Sports Entertainment Acquisition Corp.’s initial public offering of securities on October 6, 2020 (the “SPAC IPO”) (whether they were purchased in the SPAC IPO or thereafter in the open market) (the “Public Warrants”), each exercisable for one ordinary share of the Company, no par value (“Ordinary Share”), at an exercise price of $11.50 per share, the opportunity to receive 0.25 Ordinary Shares in exchange for each Public Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) a consent solicitation (the “Consent Solicitation” and, together with the Offer, the “Offer and Consent Solicitation”) from holders of the Public Warrants and holders of the warrants originally sold as part of the units in a private placement that occurred simultaneously with the SPAC IPO (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to amend the warrant agreement, dated as of October 6, 2020 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, which governs all of the Warrants (the “Warrant Amendment”) to, among other things, permit the Company to instruct the warrant agent to cancel each outstanding Private Placement Warrant for no consideration. If approved, the Warrant Amendment would permit the Company to eliminate all of the Warrants that remain outstanding after the Offer is consummated.

On November 4, 2022, the Company issued a press release announcing its intention to commence of the Offer and Consent Solicitation. A copy of such press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: November 4, 2022	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 4, 2022